Exhibit 12.1

MOHEGAN TRIBAL GAMING AUTHORITY

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended September 30,								Six Months Ended March 31,
	2004	2003		2002		2001		2000	2005	2004
Income from continuing operations before minority interest	$102,869	$95,685		$100,032		$214,532		$146,608	$62,368	$60,821
Amortization of capitalized interest	3,966	4,059		2,730		757		757	1,983	1,983
Fixed charges	109,569	120,939		127,378		93,476		74,926	55,493	55,012
Capitalized interest	—	—		(12,353)		(40,715)		(9,880)	—	—
Minority interest	18	—		—		—		—	195	—

Earnings	$216,422	$220,683		$217,787		$268,050		$212,411	$120,039	$117,816

Interest expense	$73,049	$79,799	(A)	$71,287	(A)	$11,754	(A)	$37,799	$39,849	$36,229
Capitalized interest	—	—		12,353		40,715		9,880	—	—
Accretion of discount to the relinquishment liability	29,939	33,592		36,333		35,833		23,053	13,733	14,970
Amortization of debt issuance costs	5,921	6,687		6,602		4,536		3,225	1,603	3,440
Interest portion of rental expense (B)	660	861		803		638		969	308	373

Total fixed charges	$109,569	$120,939		$127,378		$93,476		$74,926	$55,493	$55,012

Ratio of earnings to fixed charges	1.98	1.82		1.71		2.87		2.83	2.16	2.14

(A)	Interest expense on debt excludes as a fixed charge the effects of changes in fair value of derivative instruments of ($3.0) million, ($1.3) million and $4.1 million for the fiscal years ended September 30, 2003, 2002 and 2001, respectively.

(B)	A factor of 10% was used to calculate interest portion of rental expense, which we believe to be a reasonable approximation.